SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 16, 2006

Commission File No. 1-14838

____________________
Rhodia
(Name of Registrant)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle
92400 Courbevoie
France
(Address of Principal Executive Offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒	Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes: ☐	No: ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 15, 2006 announcing Rhodia's net sales for 2005.

PRESS RELEASE

RHODIA : 2005 NET SALES

Paris, February 15, 2006 — Rhodia announced today full year 2005 net sales of 5 085 million euros, an 8.4 % increase compared to 2004.

Rhodia will publish its 2005 results on March 1, 2006.

Net sales*

(million euros)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		TOTAL
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Enterprises
Pharma solutions	43	44	44	50	39	40	46	42	172	176
Organics	87	82	90	91	77	84	95	80	349	337
Polyamide	438	348	454	385	408	400	449	425	1,749	1,558
Novecare	228	225	239	232	226	230	242	241	935	928
Eco services	48	48	55	55	55	54	51	44	209	201
Acetow	92	94	105	100	104	104	109	97	410	395
Coatis	139	106	141	127	138	122	164	127	582	482
Silcea	195	189	211	190	203	182	201	187	810	748
Corporate & Others	-32	-29	-30	-35	-37	-31	-32	-37	-131	-132
(including inter
company sales)
Total	1 238	1 107	1 309	1 195	1 213	1 185	1 325	1 206	5 085	4 693

    (*)  excluding other operating revenues

This press release can be consulted at Rhodia's corporate website: www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts
Press Relations
Lucia Dumas	33-1 53 56 64 84
Anne-Laurence de Villepin	33-1 53 56 64 04
Investor Relations
James Palmer	33-1 53 56 64 89

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2006		RHODIA
	By:	/s/ JEAN-PIERRE LABROUE
	Name:	Jean-Pierre Labroue
	Title:	General Counsel